Exhibit 23.1






                Consent of Independent Auditors





The Board of Directors and Stockholders
Unique Mobility, Inc.:


We consent to the incorporation by reference in Amendment No. 1 to the registration statement on Form S-3 of Unique Mobility, Inc. of our report dated January 10, 1997, relating to the consolidated balance sheets of Unique Mobility, Inc. and subsidiaries as of October 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended October 31, 1996, which report appears in the October 31, 1996 annual report on Form 10-K/A of Unique Mobility, Inc., and to the reference to our firm under the heading "Experts" in the prospectus.



                                   KPMG Peat Marwick LLP

Denver, Colorado
June 13, 1997